Exhibit (a)(5)(i)

XAI Floating Rate & Alternative Income Trust Announces Commencement of Tender Offer

September 18, 2026, Chicago – XAI Floating Rate & Alternative Income Trust (XFLT) (the “Fund”) announced today that the tender offer (the “Tender Offer”) to purchase for cash up 1,903,861 (approximately 12.5%) of the Fund’s outstanding common shares of beneficial interest, par value $0.01 per share (“Common Shares”) will commence on today, September 18, 2026 and will expire, unless otherwise extended, at one minute following 11:59 p.m., Eastern time, on Monday, October 19, 2026 (the “Expiration Date”). The purchase price for Common Shares purchased in the Tender Offer will be a price per Common Share equal to 98% of the Fund’s net asset value (“NAV”) per Common Share, determined as of the close of the regular trading session of the New York Stock Exchange on the next day the NAV is calculated after the Expiration Date.

The Fund may extend the period of time the Tender Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Tender Offer otherwise would have expired (the “Pricing Date”). Should the Tender Offer be extended beyond October 19, 2026, the Pricing Date will be the close of ordinary trading on the NYSE on the next day the NAV is calculated after the newly designated Expiration Date.

A tendering Common Shareholder may withdraw all, but not less than all, of their tendered Common Shares at any time prior to one minute following 11:59 p.m., Eastern time, on October 19, 2026.

A Common Shareholder whose Common Shares are registered in the name of a nominee should contact that firm to tender Common Shares. All other shareholders wishing to participate in the Tender Offer must, prior to the date and time the Tender Offer expires, complete and execute a Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal. A Common Shareholder must send these materials to the Depositary for the Tender Offer at its address set forth in the Fund’s Offer to Purchase. A tendering Common Shareholder must comply with the book-entry delivery procedure set forth in the Offer to Purchase. The Depositary must receive these materials prior to the date and time the Tender Offer expires.

The acceptance of Common Shares by the Fund for purchase will constitute a binding agreement between the participating shareholder and the Fund upon the terms and subject to the conditions of the Tender Offer. Because the Tender Offer is limited as to the number of Common Shares that the Fund will purchase, not all Common Shares tendered for purchase by Common Shareholders may be accepted for payment by the Fund. If greater than 1,903,861 of the Fund’s Common Shares are tendered pursuant to the Tender Offer, the Fund would, upon the terms and subject to the conditions of the Tender Offer, purchase Common Shares tendered on a pro rata basis. Accordingly, Common Shareholders cannot be assured that all of their tendered Common Shares will be purchased. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, which determination shall be final and binding.

The Tender Offer is subject to certain conditions as described in the Offer to Purchase. If any condition is not satisfied, the Fund is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Common Shares, in each case subject to applicable law. The Fund reserves the right, at any time during the pendency of the Tender Offer, to terminate, extend or amend the Tender Offer in any respect. The Tender Offer is not conditioned on the tender of any aggregate minimum number of Common Shares and the Tender Offer is not subject to a financing condition.

A Common Shareholder’s tender of all or a part of its Common Shares for cash pursuant to the Tender Offer will be a taxable transaction for U.S. federal income tax purposes. The tax consequences of the sale will generally be determined under the stock redemption rules of Section 302 of the Internal Revenue Code of 1986, as amended. The amount and characterization of income recognized by a Common Shareholder in connection with a sale pursuant to the Tender Offer will depend on whether the sale is treated as an “exchange” or a “dividend” for tax purposes.

The Common Shares are traded on the NYSE under the symbol “XFLT.” As of September 11, there were 15,230,884 Common Shares outstanding. On September 11, 2026, the NAV per Common Share was $22.95 and the last reported sale price for a Common Share on the NYSE on such date was $19.52, representing a discount of 14.95% to NAV. The NAV on the Pricing Date may be higher or lower than the net asset value as of September 11, 2026 and the discount to NAV at which the Common Shares trade may be greater or lesser than the discount as of September 11, 2026. The Fund’s most current NAV and market price per Common Share can be found online at https://xainvestments.com/xflt/.

The Fund has retained Okapi Partners, LLC to act as Information Agent and Computershare to act as Depositary. Questions regarding the Tender Offer should be directed to the information agent for the tender offer, at (855) 305-0855. Copies of the Offer to Purchase and the Letter of Transmittal are available at https://www.okapivote.com/XFLTTender and will be furnished by the Fund promptly to any Common Shareholder who requests such materials. Shareholders should contact the Information Agreement if they would like to receive mailed copies of the Offer to Purchase and Letter of Transmittal. Common Shareholders may also contact their broker, dealer, bank, trust company or other nominee for assistance concerning the Tender Offer.

Common Shareholders are advised to check with each intermediary through which they hold Common Shares as to when such intermediary would need to receive instructions from a beneficial owner in order for that Common Shareholder to be able to participate in, or withdraw their instruction to participate in, the Tender Offer before the deadlines specified herein and in the Offer to Purchase. The deadlines set by any such intermediary and DTC for the submission and withdrawal of tender instructions may be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

The terms and conditions of the Tender Offer are set forth in the Offer to Purchase and related Letter of Transmittal that have been filed with the Securities and Exchange Commission (SEC). The information in this press release is qualified by reference to the Offer to Purchase. The information required to be disclosed by Rule 13e-4(d)(1) of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Liquidity Plan

The Tender Offer is part of the Fund’s liquidity plan adopted by the Board of Trustees of the Fund. The Tender Offer will be followed by two subsequent tender offers, to be completed unless specified discount to NAV or NAV performance objectives are achieved.

The first contingent tender offer is expected to commence approximately 13 months following the completion of the Tender Offer. The first contingent tender offer will not occur if either one of two conditions are met:

•	Discount Condition: The Common Shares close at a market price representing a discount to NAV of less than 15% on 15 out of any 20 consecutive trading days during the final three months of the 12-month measurement period beginning five business days after the completion of the Tender Offer; or

•	NAV Performance Condition: The Fund’s average daily NAV per Common Share during the final 20 trading days of such 12-month period exceeds the Fund’s NAV per Common Share (adjusted as set forth below) measured five business days following completion of the Tender Offer by at least $0.25 per share. For purposes of calculating the NAV Performance Condition, the starting NAV per Common Share will be adjusted if the Fund’s per month distribution is greater or less than the Fund’s current monthly distribution of $0.225 per Common Share.

The second contingent tender offer is expected to commence approximately 25 months following the completion of the Tender Offer. The second contingent tender will not occur if either one of two conditions are met:

•	Discount Condition: The Fund’s Common Shares close at a market price representing a discount to NAV of less than 15% on 15 out of any 20 consecutive trading days during the final three months of the second 12-month measurement period; or

•	NAV Performance Condition: The Fund’s average daily NAV per Common Share during the final 20 trading days of the second 12-month period exceeds the Fund’s NAV per Common Share (adjusted as set forth below) measured five business days following completion of the Tender Offer by at least $0.25 per share. For purposes of calculating the NAV Performance Condition, the starting NAV per Common Share will be adjusted if the Fund’s per month distribution is greater or less than the Fund’s current monthly distribution of $0.225 per Common Share.

The liquidity plan is part of the Fund’s ongoing effort to manage its discount, enhance long-term shareholder value and provide liquidity to the market for its Common Shareholders. There can be no assurances as to the effect that the liquidity plan will have on the market for the Common Shares or the discount at which the Common Shares may trade relative to the Fund’s NAV.

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The above statements are not intended to constitute an offer to participate in the Tender Offer and any future contingent tender offer. The Tender Offer will be made only by an Offer to Purchase, a related Letter of Transmittal and other documents that have been filed with the SEC. Any future contingent tender offer will be made only by an Offer to Purchase, a related Letter of Transmittal and other documents that will be filed with the SEC in connection with any such future contingent tender offer. Shareholders of the Fund should read the Offer to Purchase and Tender Offer Statement on Schedule TO under the Securities Exchange Act of 1934, as amended, and related exhibits, as they contain important information about the Tender Offer. These and other filed documents are available to investors for free both at the website of the SEC and from the Fund.

The Fund’s Board of Trustees has authorized and approved the Tender Offer, however, none of the Fund, nor its Board of Trustees, nor XA Investments LLC, the Fund’s investment adviser (“XA Investments”), nor Rockford Tower Asset Management, L.L.C., the Fund’s investment sub-adviser (the “Sub-Adviser”) makes any recommendation to any shareholder as to whether to tender Common Shares for purchase or to refrain from tendering Common Shares. No person has been authorized to make any recommendation on behalf of the Fund, its Board of Trustees, XA Investments or the Sub-Adviser as to whether shareholders should tender Common Shares for purchase pursuant to the Tender Offer or to make any representation or to give any information in connection with the Tender Offer other than as contained in the Offer to Purchase. If made or given, any such recommendation, representation or information must not be relied upon as having been authorized by the Fund, its Board of Trustees, XA Investments or the Sub-Adviser. Shareholders are urged to carefully evaluate all information in the Offer to Purchase, consult their own investment and tax advisers and make their own decisions whether to tender their Common Shares for purchase or refrain from participating in the Tender Offer.

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About XA Investments

XAI serves as the Trust’s investment adviser. XAI is a Chicago-based firm founded by XMS Capital Partners in 2016. XAI serves as the investment adviser for two listed closed-end funds and an interval closed-end fund. The listed closed-end funds, the XAI Floating Rate & Alternative Income Trust and XAI Madison Equity Premium Income Fund both trade on the New York Stock Exchange and the interval fund, XAI CLO & Income Opportunities Fund is available via direct subscription and through select broker/dealers and wealth management platforms.

In addition to investment advisory services, the firm also provides investment fund structuring and consulting services focused on registered closed-end funds to meet institutional client needs. XAI offers custom product build and consulting services, including development and market research, sales, marketing, and fund management.

XAI believes that the investing public can benefit from new vehicles to access a broad range of alternative investment strategies and managers. XAI provides individual investors with access to institutional-caliber alternative managers. For more information, please visit www.xainvestments.com.

About XMS Capital Partners

XMS Capital Partners, LLC, established in 2006, is a global, independent, financial services firm providing M&A, corporate advisory and asset management services to clients. It has offices in Chicago, Boston and London. For more information, please visit www.xmscapital.com.

About Rockford Tower Asset Management

Rockford Tower Asset Management, L.L.C. is a wholly owned subsidiary of King Street Capital Management, L.P. (“King Street”) and an affiliate of Rockford Tower Capital Management (“Rockford Tower”). Rockford Tower, King Street’s dedicated CLO, CBO and SMA platform, was formed in 2017. Rockford Tower has over $13 billion of assets under management as of June 30, 2026, across 19 U.S. CLOs and 10 European CLOs, one CBO transaction and one SMA. In addition, Rockford Tower has traded over $99 billion of loans as of December 31, 2025.

About King Street Capital Management
King Street is a global alternative investment firm founded in 1995 that manages $30 billion in assets across public and private markets. The firm marries rigorous fundamental research with tactical trading and differentiated sourcing capabilities to identify investment opportunities across asset classes, up and down the capital structure. For more information, please visit www.kingstreet.com.

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XAI does not provide tax advice; please consult a professional tax advisor regarding your specific tax situation. Income may be subject to state and local taxes, as well as the federal alternative minimum tax.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of the Trust carefully before investing. For more information on the Trust, please visit the Trust’s webpage at www.xainvestments.com.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

NOT FDIC INSURED	NO BANK GUARANTEE	MAY LOSE VALUE

Paralel Distributors, LLC - Distributor

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Media Contact:

Kimberly Flynn, President
XA Investments LLC
Phone: 888-903-3358

Email: KFlynn@XAInvestments.com

www.xainvestments.com